John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

February 10, 2014

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On November 25, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 61 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 62 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series portfolios to the Trust – the B. Riley Diversified Equity Fund (the “Fund”).

On January 6, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Wrapper Pages

1.	Comment: Please double check the series and class identifiers for the Fund.

Response: The Trust has confirmed the series and class identifiers for the Fund are accurate.

Prospectus

Fund Summary – Principal Investment Strategies

2.
Comment:     In the first sentence of this section, please change “equity securities” to “common stocks” as there is disclosure elsewhere in the risk factors section and the Appendix indicated that the Fund invests solely in common stocks.

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

Response: The Trust has revised the disclosure as you have suggested.

3.
Comment:     The second sentence of the second paragraph in this section states that the Fund will “typically hold ...” – does “typically” mean that the Fund intends to hold all of the Buy-rated common stocks on the Research Group’s list? Does the Adviser to the Fund exercise any discretion over selecting securities for the Fund’s portfolio?

Response:     The Adviser generally will hold the “Buy”-rated securities in the Research Group’s list, but the word “typically” was included because the Adviser may over or under-weight those securities and the Adviser may, as disclosed in the last paragraph in this section, invest in other investment companies or ETFs not represented in the “Buy” list. As noted in this section, the Adviser has the discretion to over or under-weight securities as compared to the “Buy” list and to make other determinations about portfolio holdings for the Fund including to invest in other investment companies or ETFs as it sees fit.

4.
Comment:     The relationship of the Composite and the Fund’s investment strategy has not been established. None of the prior performance no-action letters issued by the SEC Staff appear to be authority for including the Composite in an Appendix to the Fund’s prospectus. We believe that without no-action relief the references to, and the inclusion of, the Composite performance is not permissible.

Response:     The Trust has enhanced the disclosure in the strategies discussion to describe the relationship between the Fund’s investment strategy and the Composite. Additionally, the Trust has removed the Composite performance from its registration statement.

Fund Summary – Principal Risks

5.	Comment: The Fund’s SAI indicates that it is non-diversified. If this is the case, please add risk disclosure to that effect.

Response: The Trust has revised the disclosure to reflect that the Fund is a diversified portfolio and, as such, has not added any additional risk disclosure.

6.
Comment:     In the disclosure on “foreign risks,” please revise to include risk disclosure relating to investments in the securities of emerging market countries if the Fund will invest in such securities.

Response: The Adviser has confirmed that it does not intend at this time to invest in emerging markets securities and, as such, has not added any additional risk disclosure.

7.
Comment:     In the disclosure on “New Fund / Adviser Risk,” the fact that the investment adviser to the Fund has not managed a mutual fund before should be presented separately from the “New Fund” risk and should be expanded upon.

Response: The Trust has revised the disclosure as you have suggested.

Performance History

8.	Comment: Please add the additional information required by Item 4(b)(2)(i) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

Tax Information

9.	Comment: After the words “or an individual retirement account” please add “in which case withdrawals will be taxed.”

Response: The Trust has revised the disclosure as you have suggested.

Additional Information about Fund Investments

10.
Comment:     It is not clear how the Adviser determines which securities to buy and sell. Does the Fund invest in every security on the buy list? Is it an equal weight investment? Please explain how much discretion the Adviser will exercise. As an example, it is stated that the “Research Group ... publishes research on approximately 199 companies with 116 of those companies carrying a “Buy” rating” – will the Fund invest in all 116 of these companies?

Response: See response to Comment #3 above. Additionally, the Trust has revised the disclosure to indicate that the Fund may not hold all 116 securities in the example provided in this section.

11.	Comment: Please state that the Fund’s policies and procedures with respect to the disclosure of its portfolio securities is available in the SAI and on the Fund’s website. See Item 9(d) of Form N-1A.

Response:     The Trust notes that the Fund’s policies and procedures with respect to disclosure of portfolio holdings are available in its SAI. At this time, it is uncertain if they will be posted on the Fund’s website so the Trust has not disclosed this. In accordance with Item 9(d) of Form N-1A, a registrant may disclose the portfolio holdings information is available on a website, if applicable. The Trust believes it meets the Item 9(d) disclosure requirements.

Additional Information about Risk

12.	Comment: Please disclose whether the Fund may engage in active and frequent trading and, if so, disclosure the tax consequences and trading costs. See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Adviser does not believe that the Fund will engage in active and frequent trading at this time. As such, it has not added any additional disclosure.

13.
Comment:     In the discussion on temporary defensive positions, please state that to the extent the Fund engages in defensive strategies, it may not achieve its investment objective. See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Trust has revised the disclosure as you have suggested.

How to Buy Shares

14.
Comment:     In the first paragraph in this section, please make clear that, where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on the net asset value next computed after the authorized representative’s receipt of the order to buy or sell. See Rule 22c-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

process the order at the net asset value next computed after receipt of the order by the authorized representative.

Response: The Trust has revised the disclosure as you have suggested.

How to Sell Shares

15.
Comment:     The second paragraph in this section seems to be incorrect. This is because authorized representatives have been designated in addition to the transfer agent. Where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on net asset value next computed after the authorized representative’s receipt of the order to buy or sell. See Rule 22c-1 under the 1940 Act. Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to process the order at the net asset value next computed after receipt of the order by the authorized representative.

Response: The Trust has revised the disclosure as you have suggested.

General Information

16.	Comment: In the paragraph labeled “Proper Form,” please revise the last part of the sentence to clarify by whom the order must be received.

Response: The Trust has revised the disclosure as you have suggested.

17.	Comment: In the paragraph entitled “Exchange Privilege” please add the word “taxable” before gain or loss.

Response: The Trust has revised the disclosure as you have suggested.

Net Asset Value

18.	Comment: In the fourth paragraph there is reference to valuing debt securities and the Fund does not invest in debt securities. Please clarify.

Response:     The Trust prefers to leave in the information regarding how debt securities would be valued. While the Fund does not intend to invest in such securities at present, the Trust prefers to keep the disclosure in the Net Asset Value section.

Statement of Additional Information

Additional Information about Investment Objectives and Policies

19.
Comment:     The second sentence in this section states that the Fund is non-diversified under the Internal Revenue Code. Please also clarify that this means the Fund is also non-diversified under Section 5(b)(2) of the 1940 Act.

Response: The Trust has removed the disclosure as it will be a diversified series for purposes of the Internal Revenue Code, as well as for purposes of the 1940 Act.

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

20.
Comment:     In the section entitled “repurchase agreements,” it is noted that “a purchase of securities under a repurchase agreement is considered to be a loan by the Fund.” Please clarify that, in addition to the collateral, the Fund may not lend more than one-third of its total assets (and for this purpose “total assets” includes any collateral received by the Fund, regardless of whether the collateral would be deemed a fund asset under GAAP). You may also wish to clarify that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets, despite the fact that it is not accounted for as an asset. (In determining whether a fund is able to invest in repurchase agreements, Rule 5b-3 allows a fund to treat the acquisition of a repurchase agreement as an acquisition of securities collateralizing the repurchase agreement.) See “Salomon Brothers” (May 4, 1975) and "The Brinson Funds" (Nov. 25, 1997).

Response: The Trust has revised the disclosure as you have suggested.

Investment Limitations

21.
Comment:     Under the Fundamental Investment Limitation 1 (Borrowing Money), please delete the word “immediately” as the 300% asset coverage requirement of Section 18(f)(1) must be maintained on a continuing basis.

Response: The Trust has revised the disclosure as you have suggested.

22.
Comment:     With regard to Fundamental Investment Limitation 5 (Commodities), if the Fund does intend to invest in commodities indirectly or by means of commodity-based derivatives, please explain how it will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code. The revenue ruling provides the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code. This means that the Fund is also non-diversified under Section 5(b)(2) of the Investment Company Act).

Response: The Adviser has confirmed that at this time the Fund does not intend to invest in commodities. Nonetheless the tax disclosure has been revised to address the comment.

23.
Comment:     With regard to Fundamental Investment Limitation 5 (Commodities), if the Fund may invest in futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (“CEA”), as part of its principal investment strategies, whether the Fund intends to claim of an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained. The Fund may only invest in commodity interests (i) with aggregate net notional value of up to 100% of the Fund’s net assets, or (ii) for which the aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase) will not exceed 5% of the Fund’s net asset value, in each case not counting bona fide hedging transactions. (See Section 4.5(c)(2)(iii)(A) and (B).) Please also disclose the following specific risks of the Fund’s exceeding either of these thresholds. It will no longer qualify for the exclusion and its adviser will need to register as a commodity pool operator under the CEA. The disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs. If the Fund’s adviser were required to register as a

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

CPO, it would also be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws. Compliance with these additional registration and regulatory requirements may increase the Fund’s operating expenses, which, in turn, could result in the Fund’s investors being charged additional fees.

Response:     The Adviser has confirmed that at this time the Fund does not intend to invest in futures contracts or swap contracts of the type within the jurisdiction of the CEA. The Adviser also confirms that should it intend to do so in the future, it will likely claim an exemption pursuant to Rule 4.5 of the CEA.

24.
Comment:     With regard to Fundamental Investment Limitation 6 (Loans), we note that there has been no previous mention of the Fund’s intention to lend portfolio securities. Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” (pub. avail. Jan. 29, 1972). Please clarify that the fund may not lend more than one-third of its total assets. It may also be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997). Please describe the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:     At the time, the Adviser does not expect that the Fund will engage in securities lending. Should the Fund engage in securities lending in the future, it will add the required disclosure to its statement of additional information.

25.
Comment:     With regard to Fundamental Investment Limitation 7 (Concentration), this is the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A,i.e., invest more than 25% of the value of its net assets. We note that the total value of the Fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements), as well as excluding liabilities that reduce the amount of a company’s investments. Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company’s total assets because total assets do not reflect certain liabilities.

Response: The Trust has revised the disclosure as you have suggested.

Mr. O’Connor
U.S. Securities and Exchange Commission
February 10, 2014

Investment Adviser

26.
Comment:     In the seventh paragraph in this section, please identify any persons who control the Adviser. Please identify any affiliated persons of the Fund who are also affiliated persons of the Adviser. See Item 19(a) of Form N-1A.

Response: The Trust has revised the disclosure as you have suggested.

*               *               *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively